Lamb Weston Holdings, Inc.
599 South Rivershore Lane
Eagle, Idaho 83616

April 4, 2024
Ms. Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Lamb Weston Holdings, Inc.
Form 10-K for the Year Ended May 28, 2023
Form 10-Q for the Quarter Ended November 26, 2023
Form 8-K furnished January 4, 2024
File No. 001-37830

Dear Ms. Erlanger:
Thank you for your letter, dated April 3, 2024, regarding Lamb Weston Holdings, Inc.’s (the “Company”) Form 10-K for the fiscal year ended May 28, 2023 (the “Form 10-K”), Form 10-Q for the fiscal quarter ended November 26, 2023 (the “Form 10-Q”) and Form 8-K furnished January 4, 2024 (the “Form 8-K”). For your convenience, we have set forth below the comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) followed by our responses.
Form 10-Q for the Quarter Ended November 26, 2023
Note 12. Segments, page 15

1.We note from your response to our prior comment 2, that you will revise the reconciliation of your segment profitability measure to remove the line item for income (loss) from operations including equity method investment earnings. Please note that the reconciliation should also be revised to total the segment measures of profitability and to reconcile to income before income taxes, rather than net income. See guidance in ASC 280-10-50-30(b).

Response:
The Company notes the Staff’s comment and has considered the requirements of ASC 280-10-50-30(b) in connection with the revisions to the reconciliation of our segment profitability measure. As part of these revisions, we will present totals of our segment measures of profitability and reconcile Segment Adjusted EBITDA to income before income taxes in our future filings. In this regard, we have made these revisions in Note 12 of the notes to our consolidated financial statements in our Form 10-Q for the quarter ended February 25, 2024 that we filed with the SEC on April 4, 2024 (the “Q3 2024 Form 10-Q”). Please see Note 12 on page 15 of the Q3 2024 Form 10-Q for our revised presentation. Please also note that we have continued to include a further reconciliation of Income before income taxes to Net income in Note 12 to match our Consolidated Statements of Earnings as we believe that providing this further reconciliation is helpful to readers of our financial statements.

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We appreciate the opportunity to address the Staff’s comments. If you have any questions regarding our responses, please contact Greg Jones, Vice President and Controller, at (208) 424-5442.
Sincerely,
/s/ Bernadette Madarieta

Bernadette Madarieta
Chief Financial Officer

cc:    Greg Jones

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